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                                                                    EXHIBIT 99.B

IMMEDIATE RELEASE

                         FORD ANNOUNCES EXCHANGE OFFER

     DEARBORN, Mich., Sept. 19 -- Ford Motor Company Capital Trust I has filed a registration statement for an offer to exchange newly established Trust Originated Preferred SecuritiesSM (TOPrS(SM)) for depositary shares of Ford Series B Cumulative Preferred Stock.

     Ford Motor Company Capital Trust I, a Delaware statutory business trust, is controlled by Ford Motor Company and will exist solely to act as a finance vehicle for Ford. TOPrS represent preferred undivided beneficial interests in the assets of the Trust.

     Ford will issue, and deposit as assets in the Trust, Junior Subordinated Debentures, due 2025. Holders of Series B Preferred Stock can receive one TOPrS for each Series B depositary share. The Trust will accept up to 44.6 million of the 45.6 million outstanding depositary shares.

     The annual rate of cash distributions on the TOPrS, which will be announced when the exchange offer begins, will exceed the 8.25 percent annual dividend rate on the Series B Preferred.

     The Series B depositary shares each represent 1/2,000th of a share of the Series B Cumulative Preferred Stock and trade on the New York Stock Exchange under the symbol F Pr B. Among other conditions, at least 12 million depositary shares must be validly tendered for the exchange to take place. Any depositary shares not accepted for exchange because of proration will be returned.

     The exchange will allow Ford to achieve tax efficiencies by refinancing Series B Preferred Stock that is exchanged for TOPrS. Interest paid on the Junior Subordinated Debentures is deductible, while dividends paid on the Series B Preferred are not deductible.

     The dealer/managers for the exchange offer are Merrill Lynch & Co., Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc., Goldman, Sachs & Co., Lehman Brothers, PaineWebber Incorporated and Smith Barney Inc.

     The registration statement relating to the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. No securities may be sold nor may offers to buy be accepted, and no exchange offer will be made, prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The exchange offer will be made only by means of a prospectus.

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(SM) "Trust Originated Preferred Securities" and "TOPrS" are service marks of
Merrill Lynch & Co.
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IMMEDIATE RELEASE

                   FORD LAUNCHES EXCHANGE FOR PREFERRED STOCK

     DEARBORN, Mich., Nov. 3 -- Ford Motor Company has commenced an offer to exchange Trust Originated Preferred Securities ("TOPrS") for up to 44.6 million of the 45.6 million outstanding depositary shares of its Series B Cumulative Preferred Stock.

     The TOPrS will be issued by Ford Motor Company Capital Trust I, a Delaware statutory business trust sponsored by Ford Motor Company. TOPrS are preferred interests in the assets of the Trust.

     The annual dividend rate of the TOPrS will be 9 percent or $2.25 annually per share, compared with 8.25 percent or $2.0625 annually per depositary share of the Series B Preferred. The TOPrS, after issuance, will be listed on the New York Stock Exchange under the symbol "F Pr T."

     Concurrent with the issuance of the TOPrS, Ford Motor Company will issue and deposit in the Trust as trust assets its 9% Junior Subordinated Debentures due 2025.

     The exchange will allow Ford Motor Company to refinance the Series B Preferred with the TOPrS to achieve tax efficiencies, since interest paid on the Junior Subordinated Debentures is deductible, while dividends paid on the Series B Preferred are not.

     Exchanges will be made on the basis of one TOPrS for each Series B depositary share validly tendered and accepted for exchange in the offer. Among other conditions, there must be a minimum of 400 holders of at least 1 million TOPrS outstanding upon completion of the exchange. Any depositary shares not accepted for exchange because of proration will be returned. The Series B depositary shares each represent 1/2,000th of a share of the Series B Cumulative Preferred Stock and trade on the New York Stock Exchange under the symbol "F Pr B."

     The exchange offer will expire at midnight (Eastern time) on December 8, unless extended.

     The dealer managers for the exchange offer are Merrill Lynch & Co., Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc., Goldman, Sachs & Co., Lehman Brothers, PaineWebber Incorporated and Smith Barney Inc. The information agent is Georgeson & Company Inc., at (800) 223-2064.

     The exchange offer will be made only by means of a prospectus and related documents that will be forwarded to the holders of the Series B depositary shares as soon as practical. This communication does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

     "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co.